

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

<u>Via E-mail</u>
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Amendment No. 5 to Form S-1**
> **Filed April 25, 2012**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your website, www.meganet.com, has a hyperlink titled "IPO Progress" that takes visitors to your twitter page, http://twitter.com/#!/meganet. We note that there are numerous tweets about the status of your initial public offering circulated, prior to, and after the filing of your registration statement. Please tell us how these tweets were consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities. In this regard, we note you tweeted intermittently about an impending registration statement filing from June 16, 2010 to June 27, 2011, and you filed this registration statement on August 12, 2011. Please refer to additional tweets on August 11, August 25, and September 23, 2010 and March 23 and April 5, 2011.

2. We note that several of your tweets contained information that was not consistent with information in your registration statement. For example, we note a tweet on April 13,

2012 that says the SEC indicates Amendment No. 4 will be the final filing and a tweet on November 22, 2011 that says the SEC approves Amendment No. 2. We further note a tweet on October 8, 2011 that says your market capitalization is $1 billion. Please consider adding a risk factor discussing the ramifications of potentially inconsistent statements under the federal securities laws.

3. We also note you have provided intermittent Investor Updates to your investors. For instance, your tweets on December 20 and April 8, 2010 and January 14, 2011 disclose that the Investor Update has details on the IPO progress. Please supplementally provide us with these updates and advise us who prepared the updates (including whether they were prepared or reviewed by counsel or auditors), who disseminated the updates, and how they were disseminated.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director

cc: Via E-mail
       Gary R. Henrie, Esq.